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                                                     THEODORE J. FISHER
                                                     DIRECT DIAL: 804-788-8798
                                                     EMAIL:   tfisher@hunton.com

                                                     FILE NO: 54521.26
December 27, 2001




VIA EDGAR

Ms. Peggy Y. Kim
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  FBR Asset Investment Corporation
     File No. 333-75408

Dear Ms. Kim:

Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into FBR Asset Investment Corporation's Form S-3 previously filed with the Securities and Exchange Commission:

          "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

If you have any questions concerning this letter, please do not hesitate to contact me at (804) 788-8798.

Sincerely,


/s/ Theodore J. Fisher

Theodore J. Fisher, counsel
for and on behalf of FBR Asset
Investment Corporation